SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

May 31, 2006

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

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annual reports under cover of Form 20-F or Form 40-F

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information contained in this Form, is also thereby furnishing the information to the

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(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure: France Telecom launches the new Orange.

press release

Paris, May, 31st 2006

France Telecom Launches the New Orange:

a Single Brand for Internet, TV and Mobile,

a Leading Brand In Opening Up Digital Services

•	France Telecom’s Orange, Wanadoo, and TV services unite under the Orange brand in France and the UK starting June 1

•	Equant and all business services come under the Orange brand starting June 1

•	A unique and simplified customer experience, based on a joint portal, unified customer service, shared customer loyalty program and renovated high street shops in France

•	The new Orange is launching a set of next-generation products and services including Unik, a 2-in-1 mobile that enables unlimited calls via the Livebox domestic Wi-Fi gateway.

France Telecom (NYSE: FTE) announced today the launch of the new Orange in France and the United Kingdom. On June 1, Orange becomes the single brand for France Telecom’s Internet, TV and mobile offerings. At the same time, Orange Business Services becomes the Group’s business brand name in 220 countries and territories. This move is a decisive step in the NExT Plan initiated in 2005 and reflects the transformation of the France Telecom Group to offer its customers simple and convergent services.

“This is a great day for France Telecom, but particularly for our customers, who will begin to discover a new digital world driven by openness and simplicity,” announced Didier Lombard, Chairman and CEO of France Telecom. “The new Orange, brought by a new France Telecom, embodies the efforts we have made over the last year to move toward greater convergence and give our customers the opportunity to enhance and simplify their daily lives, both at home and at work.”

The choice of Orange is based above all on its potential for growth in other markets: created in 1994, it now ranks as one of the world’s leading brands as:

•	an international brand (85 million customers in 14 countries). It is known even in countries beyond Orange’s footprint: its reputation precedes it;

•	a visible brand, with simple and easy-to-remember communication codes;

•	a brand associated with the idea of Content (Movies, Music, Games, etc.), an important asset for the France Telecom Group’s convergence strategy;

•	a brand that can stimulate desire;

•	the brand chosen by France Telecom customers and employees when asked.

The Orange brand will now include all the Group’s activities worldwide, except for traditional telephony offers, which will retain the France Telecom brand in France and the incumbent operator’s where relevant.

Streamlined brand architecture

The change in the branding system is reflected in:

•	A balanced architecture in which the France Telecom Group, symbolized by the ampersand, bears the Group’s communication to its audiences in France and abroad. The Orange brand represents the offerings and services to consumers and businesses.

•	A new signature for Orange — Open — to embody the vision of the Orange brand, which opens the door to the digital universe and to the world;

•	A restyled ampersand and a new name outside France, &ft group, to embody the new France Telecom and its transformation;

•	Renovated high street shops in France, with both France Telecom’s and Orange’s logos displayed on the front.

Effective customer relationship

Today, the France Telecom Group considers its relationship with customers to be a core aspect of its renewal. As a first implementation of this approach in France, customers will now enjoy simplified access to France Telecom’s and Orange’s resources of thanks to:

•	A single portal, www.orange.fr, to access the brand’s Internet and mobile universe, for news, entertainment and communication;

•	A single invoice for the various services. The tag “Wanadoo becomes Orange” will be placed on the Internet invoice for several months, to prevent any confusion for customers;

•	A unified customer service, 3900, for streamlined management of the customer’s relations with the Group;

•	A shared customer loyalty program beginning this fall, to reward the loyalty of all fixed-line, mobile and Internet customers.

Next-generation services

The birth of the new Orange is also highlighted by the launch of next-generation products and services. In France, these include:

•	Unik, the 2-in-1 telephone: at home, Unik connects automatically to the Livebox via WiFi and all calls become unlimited, 24-by-7. Away from home, Unik operates like a traditional mobile phone. Unik requires an Orange Broadband subscription, a Livebox, and a special terminal (starting at 99 euros). It will be available in September, 2006.

•	Orange Optimales, “all included” packages with a switched line, the 8 MégaMax broadband Internet service, digital TV and 24-by-7 call plans.

•	High Definition Voice for Livebox customers: unlimited IP calls with unequaled sound quality.

•	High Definition ADSL Television for “HD Ready” TV owners.

•	Unlimited TV-on-mobile packages, with the TV, Totale TV and Sport options.

Orange is also launching a series of innovations in the UK:

•	Free Orange Broadband for Orange mobile pay monthly customers. Orange consumers signing up to a new pay monthly mobile contract with a talk plan over £30* will benefit from free broadband. There is no connection fee and the broadband package - worth £17.99 a month - includes up-to-8-meg broadband, an Orange Livebox (wireless modem), and Orange Wireless & Talk - Orange’s revolutionary internet phone service which offers free evening and weekend calls to UK landlines.

•	The promise of one email, one address book, one portal for mobile, fixed-line and broadband.

•	Cheaper calls to Orange mobiles through new “Anytime” broadband talk service.

•	A roadmap of future Orange interconnected services.

Orange Business Services

June 1, 2006 also marks the creation of Orange Business Services. The new entity combines the strengths of Equant’s international IP network and professional services for multinational organisations, Etrali’s financial trading solutions and Orange Business Solutions’ existing leadership in mobile technologies for businesses.

The new Orange Business Services organisation will continue to address the different segments of the business market with bespoke products and solutions. Corporate and multinational organisations with see a number of immediate benefits including a unified service management and seamless sales approach of shared customers, and the results of collaborative product development that will build on Orange’s leadership in converged technologies.

With the new Orange, France Telecom continues to implement its integrated operator strategy, and takes a major step toward fulfilling its promise of simplicity and convergence for its mobile customers — at work and at home.

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, serves more than 147 million customers on five continents (220 countries or territories) as of March 31, 2006, and reported consolidated revenues of 49 billion Euros by IFRS standards in 2005 (12.8 billion Euros for the 1st quarter 2006).Launched in June 2005, the NExT program (New Experience in Telecommunications) will allow the Group to pursue its transformation towards the integrated operator model and to make France Telecom the benchmark for new telecommunications services in Europe. On June 1, 2006, Orange thus became the single brand for Internet, television and mobile in France and the United Kingdom, and Orange Business Services the brand name for the services offered to businesses worldwide. France Telecom is the number two mobile operator and Internet services provider in Europe and among the world leaders in providing telecommunication services to multinational companies.

France Telecom (NYSE:FTE) is listed on Euronext Paris Eurolist market and on the New York Stock Exchange.

Press contacts: +33 (0)1 44 44 93 93

Nilou du Castel

nilou.ducastel@orange-ft.com

Sébastien Goalès

sebastien.goales@orange-ft.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: May 31, 2006	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information